Steven M. Blondy
Executive Vice President and Chief
Financial Officer
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919.297.1116
Fax: 919.297.1601
steve.blondy@rhd.com
November 16, 2006
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:	R.H. Donnelley Corporation Annual Report on Form 10-K for year ended December 31, 2005 Quarterly Report on Form 10-Q for six months ended June 30, 2006 File No. 001-07155

R.H. Donnelley Inc. Annual Report on Form 10-K for year ended December 31, 2005 Quarterly Report on Form 10-Q for six months ended June 30, 2006 File No. 333-59287
Dear Mr. Spirgel:
This letter relates to your letter to R.H. Donnelley Corporation (the “Company”) regarding the above-referenced filings. Mr. Jeff Smith, Vice President and Controller of the Company, spoke earlier today with Ms. Inessa Kessman of the Staff. During that call, Mr. Smith respectfully requested that the Company be given until Friday, December 8, 2006 to file its response to your letter. Ms. Kessman verbally indicated that the Staff would likely not object to our request, but requested that we confirm our request in writing via EDGAR. Please let us know if our request to extend our time to respond is not acceptable. Thank you for your attention to this matter.
Please contact me at the above number if you have any questions or concerns in the interim.
Very truly yours,
/s/ Steven M. Blondy